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18006328

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTFOLIO RESOURCES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE, SUITE 903
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONIO CAMEJO 305 372-0299 EXT 405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

900 S. PINE ISLAND ROAD, SUITE 110 (Address) FT. LAUDERDALE (City) FLORIDA (State) 33324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EV.

OATH OR AFFIRMATION

I, ANTONIO CAMEJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTFOLIO RESOURCES GROUP, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON L. VERNON
MY COMMISSION # FF 158390
EXPIRES: September 9, 2018
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRX902054	Jose and Olga Maraver
PRX902005	Antonio and Nora Camejo
PRX902013	Antonio Camejo
LVG132656	Carmen Elena Sosa
LVG131104	James Brewer Carias and Carmen Elena Sosa Brewer
LND001118	Juan Ignacio Sosa and Maria Elena Vera
LND131576	Juan Ignacio Sosa and Maria Elena Vera
LND900012	Maria Elena Sosa
LND900004	Juan I. Sosa
PRX902047	Juan Ignacio Sosa
PRX902039	Monica Vaca
PRX902021	Sharon L. Vernon
PRX591139	Investment Resources International, Inc.
PRX591147	Portfolio Resources Advisor Group, Inc.
LVG131252	Capital Management Resources
LVG131716	Capital Management Resources
LND131170	Inversiones Sosabas
LND132681	Pinto Enterprises, Ltd.
LND133010	Welsher Enterprises, S.A.

PORTFOLIO RESOURCES GROUP, INC.
DECEMBER 31, 2017

Table of Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Fort Lauderdale, FL 33324
T 954.475.3199
F 954.427.4500

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Portfolio Resources Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Portfolio Resources Group, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2015. (Note: Partners of Mallah Furman joined EisnerAmper LLP in 2015. Mallah Furman had served as the Company's auditor since 2014.)

EISNERAMPER LLP
Fort Lauderdale, Florida
March 14, 2018

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and Cash Equivalents		$ 962,514
Deposit with Clearing Organization		100,000
Due From Clearing Broker		478,827
Commissions Receivable – Other		10,519
Prepaid Expenses		83,867
Computer Equipment (Net of Accumulated Depreciation of $27,655)		13,124
Furniture and Fixtures (Net of Accumulated Depreciation of $135,294)		27
Office Equipment (Net of Accumulated Depreciation of $60,625)		4,989
Leasehold Improvement (Net of Accumulated Amortization of $1,757)		5,366
		$ 1,659,233

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		$ 122,352
Due to Related Party		64,349
Due To Brokers		477,707
Commissions Payable		185,517
Deferred Tax Liability		5,674
Current Income Tax Payable		109,167
Deferred Rent Liability		56,099
		1,020,865
COMMITMENTS AND CONTINGENCIES (SEE NOTE 5)		
STOCKHOLDERS' EQUITY:		
Common Stock - 1,000,000 Shares Authorized $1 Par Value; 142,258 Shares Issued; 123,333 Outstanding And 18,925 Held As Treasury Stock	$ 142,258	
Preferred Stock – 100,000 Shares Authorized of Series A Preferred Shares $1 Par Value; 100,000 Shares Issued; 0 Shares Outstanding and 100,000 held as Treasury Stock	100,000	
Paid-In Capital	198,117	
Treasury Stock - 18,925 Shares Common; 100,000 Shares Preferred, at Cost	(164,247)	
Retained Earnings	362,240	638,368
		$ 1,659,233

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Principal Transactions		$ 2,214,454
Commission Income		2,892,508
Service Fee and Other Income		2,244,828
		7,351,790
OPERATING EXPENSES:		
Commission and Clearing Expenses		5,400,658
Compensation and Related Expenses		821,396
Occupancy Expense		148,255
Other Operating Expenses		614,785
		6,985,094
INCOME FROM OPERATIONS		366,696
OTHER INCOME		
Interest Income		58,066
INCOME BEFORE PROVISION FOR INCOME TAXES		424,762
PROVISION FOR INCOME TAXES:		
Current	$ 112,730	
Deferred	52,486	165,216
NET INCOME		259,546
PREFERRED DIVIDENDS PAID		1,500
NET INCOME TO COMMON STOCKHOLDERS		$ 258,046

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	COMMON STOCK	PREFERRED STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
STOCKHOLDERS' EQUITY JANUARY 1, 2017	$142,258	$ 100,000	$ 198,117	$ (64,247)	$104,194	$ 480,322
PREFERRED DIVIDENDS PAID					(1,500)	(1,500)
REDEMPTION OF PREFERRED STOCK				(100,000)		(100,000)
NET INCOME					259,546	259,546
STOCKHOLDERS' EQUITY DECEMBER 31, 2017	$ 142,258	$ 100,000	$ 198,117	$ (164,247)	$ 362,240	$ 638,368

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 259,546
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation and Amortization	6,996
Gain on Debt Forgiveness	(3,000)
Changes in Operating Assets and Liabilities:	
Increase in Due From Clearing Broker	(1,940)
Increase in Commissions Receivable	(10,519)
Increase in Prepaid Expense	(6,053)
Increase in Accounts Payable and Accrued Expenses	55,732
Increase in Due to Related Party	6,565
Increase in Due to Brokers	17,877
Increase in Commissions Payable	41,474
Increase in Deferred Tax Liability	52,486
Increase in Current Income Tax Payable	109,167
Increase in Deferred Rent Liability	55,393
Net Cash Provided by Operating Activities	583,724
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of Computer Equipment	(6,152)
Proceeds from Certificate of Deposit	25,483
Net Cash Provided by Investing Activities	19,331
CASH FLOW FROM FINANCING ACTIVITIES:	
Preferred Dividends Paid	(1,500)
Repayment of Note Payable	(17,200)
Redemption of Preferred Stock	(100,000)
Net Cash Used by Financing Activities	(118,700)
INCREASE IN CASH	484,355
CASH AND CASH EQUIVALENTS - JANUARY 1, 2017	478,159
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2017	$ 962,514
CASH PAID DURING YEAR FOR:	
Interest	$ 5,444
Taxes	$ 3,563

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money market funds that are immediately available without material amount of penalty to be cash and cash equivalents.

See Accompanying Notes to Financial Statements

NOTE 1 ORGANIZATION AND DESCRIPTION OF BUSINESS:

Portfolio Resources Group, Inc. (the "Company") was formed as a corporation in the state of Florida on November 18, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investors Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

REVENUE RECOGNITION:

Revenues are recognized when earned and arise from commissions earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares, REITs, BDCs and variable annuities and are received directly from the related fund or issuer.

Administrative fee revenues are recognized when received and arise from quarterly account administrative fees charged in accordance with customer agreements.

INCOME TAXES:

The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2017, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

INCOME TAXES (CONTINUED):

As of and for the year ended December 31, 2017, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

On December 22, 2017, legislation commonly referred to as the Tax Cuts and Jobs Act (the "Act") that significantly reforms the Internal Revenue Code of 1986, as amended, was signed into law. The Act reduces the corporate tax rate to 21 percent from 35 percent, among other things. The Company has evaluated the tax changes and has determined it will not have a significant impact on the financial statements.

ESTIMATES:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

FIXED ASSETS AND LEASEHOLD IMPROVEMENTS:

The Company's fixed assets and leasehold improvements are stated at cost net of accumulated depreciation and amortization. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation and amortization are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets and leasehold improvements and amortization are depreciated using the straight-line method. Depreciation and amortization expense for the year ended December 31, 2017 was $6,996.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

For cash and cash equivalents, due to/from clearing broker, accounts payable, commission receivable and commissions payable, the carrying amounts approximate fair value because of the short maturity of these instruments.

DEFERRED RENT LIABILITY:

The Company amortizes lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

PREFERRED STOCK:

The Company previously authorized issuance of 100,000 shares of Preferred Stock, par value $1.00 per share which it designated as Series A Preferred Stock. The Series A Preferred Stock paid a dividend of 3% per Annum from funds legally available for distribution. The stock had no conversion rights to Common Stock, had no voting rights except with respect to matters pertaining to its rights and preferences, was redeemable at par by the Company after one year and by shareholder at any time after 5 years and had preference over common stock upon liquidation.

During the year, the Company redeemed all of its 100,000 outstanding shares of series A Preferred stock for $100,000. The shares are shown as Treasury Stock on the accompanying statement of financial condition. See Note 10.

NEW ACCOUNTING PRONOUNCEMENTS:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The update applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards. The update supersedes the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of the future adoption of ASU 2014-09 on the Company's financial statements and on net capital. However, no material impact is expected.

In February 2016, the FASB issued ASU 2016-02, *Leases*. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lease recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is still evaluating the effect of ASU 2016-02 on its financial statements and on net capital. However, no material net impact is expected.

NOTE 3 NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $502,948 which was $402,948 in excess of its required net capital, of $100,000. The ratio of aggregate indebtedness to net capital was 1.90 to 1.

NOTE 4 CONCENTRATIONS OF RISK:

Revenue Concentration:
A significant portion of the Company's customers are located in Venezuela and Israel.

Cash and Cash Equivalents Concentration:
The Company maintains its cash and cash equivalents balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant risk. The Company does not maintain cash and cash equivalents in a foreign jurisdiction.

NOTE 5 COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

REGULATORY AUDITS:

FINRA has completed an audit of the periods 2011-2013, a letter of acceptance, waiver and consent (AWC) was signed in February 2018. The Company accepts and consents, without admitting or denying the findings, solely for the purpose of this audit a settlement fine of $100,000. This settlement is to be paid within 90 days of the issuance of the Notice of Acceptance of this AWC and adopts and implements written corrective action required by FINRA. The Company has accrued this obligation for the year ended December 31, 2017 and included the expense in other operating expenses. Additionally, FINRA has concluded an audit of the 2017 period, a letter of final determination has not been filed.

NOTE 5 COMMITMENTS AND CONTINGENCIES (CONTINUED):

The Company has been named as a party in a FINRA arbitration in connection with a customer of its related company, Portfolio Resources Advisor Group (PRAG), a registered investment advisor firm. The customer incorrectly filed a complaint with FINRA. The claim should have only been filed with the SEC against PRAG, and the independent contractor. The Company believes that there are no grounds for legal action against it given that the accounts were not held at the Company. Attorneys for the claimants are now open to mediation pending document exchange which could lead to an agreement without arbitration.

The Company has an expense sharing arrangement with Investment Resources International, Inc., an affiliated company, to pay 80% of the total staff payroll, plus an additional 1% administrative service fee.

NOTE 6 DUE FROM CLEARING BROKER:

Included in Due from Clearing Broker is $477,707 which is deposits of broker's accounts. The Company withholds and deposits into this account 5% of gross commissions, typically up to $50,000 per broker, although risk evaluations and deposits may vary by broker, as deposits to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees.

NOTE 7 RELATED PARTY TRANSACTIONS:

EXPENSES:

Included in Compensation and Related Expenses is $778,689 for staff expenses and human resources services costs and included in Other Operating Expenses is $140,000 for professional services paid to an affiliated company, Investment Resources International, Inc. The companies are related by common ownership. As of December 31, 2017 there is a Due to Related Party of $64,349 to this affiliate.

The Company has an expense sharing arrangement with affiliates Investment Resources International and Portfolio Resources Advisor Group to pay a share of the office rent. For the year ended December 31, 2017, the rent reimbursements were $15,515 and are included in rent expense in the accompanying statement of operations.

REVENUES:

The Company receives pass-through reimbursements of clearing charges from its affiliated investment advisory firms for clearing charges they incurred for executing trades in their clients' investment advisory accounts. For the year ended December 31, 2017 the clearing reimbursements were $104,922 which are included in service fee and other income.

NOTE 8 INCOME TAXES:

The components of the provision for income taxes for the year ended December 31, 2017 are as follows:

Current Tax Expense:	
Federal	$ 98,550
State	14,180
	$ 112,730
Deferred Tax Expense:	
Federal	$ 36,854
State	15,632
	$ 52,486
Provision for Income Taxes	$ 165,216

The tax provisions for 2017 differ from the amounts that would be obtained by applying federal and state statutory corporate tax rates to pretax income as follows:

Net Income Before Provision for Income Taxes	$ 424,762
Expected Combined Federal and State Tax Rate	38.85%
Expected Tax Expense at Statutory Rates	165,020
Tax Effect of:	
Nondeductible Penalties	38,853
State Tax, Net of Federal Effect	5,509
Nondeductible Meals, Other	8,309
Deferred Depreciation	7,872
Impact of Net Operating Loss	(60,347)
Provision for Income Taxes	$ 165,216

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The temporary differences relate primarily to depreciable assets (use of different methods to calculate depreciation and amortization for financial and tax reporting purposes) and tax loss carryovers.

Significant components of the Company's net deferred tax assets and liabilities as of December 31, 2017 are as follows:

Deferred Tax Liability:	
Federal Net Operating Loss Carryovers	$ 156,155
State Net Operating Loss Carryovers	1,379
Fixed Assets	(7,053)
Valuation Allowance	(156,155)
Net Deferred Tax Liability	$ (5,674)

NOTE 9 OPERATING LEASES:

The Company has occupied its current office space since 2006. In January 2012, the Company amended their lease agreement to include additional office space expiring January 2017. On October 3, 2016, the Company signed another amended lease agreement extending the term of the lease to May 31, 2024 which also waived 4 months of 2017 rent and cancelled the previous provision for a letter of credit. The current monthly payment is $12,479 which represents base rent and sales tax. The future minimum rental payments due under the amended lease are as follows:

Year Ending December 31,	
2018	$ 152,377
2019	156,956
2020	161,668
2021	166,535
2022	171,525
Thereafter	251,165
Total	$1,060,226

The Company entered into a five-year operating lease on October 2016 for two copiers expiring October 2021. The monthly payment is $468 which represents base rent and sales tax. The future minimum lease payments due under the lease are as follows:

Year Ending December 31,	
2018	$ 5,616
2019	5,616
2020	5,616
2021	4,680
Total	$ 21,528

For 2017, rent expense, net of expense sharing reimbursement, amounted to $148,254 and copier lease amounted to $5,100.

NOTE 10 TREASURY STOCK:

There are 18,925 shares of common stock that were previously repurchased by the Company at a cost of $62,247. The shares are being held in treasury for reissuance. At the end of December 31, 2017, the total value of common treasury stock at cost is as follows:

8,925 Shares	$ 26,247
10,000 shares	38,000
	$ 64,247

NOTE 10 TREASURY STOCK (CONTINUED):

There are 100,000 shares of preferred stock that were redeemed during 2017 at a cost of $100,000. The shares are being held in treasury for reissuance at cost.

100,000 shares	$ 100,000

NOTE 11 PREFERRED DIVIDENDS PAID:

During the year ended December 31, 2017 the Company paid $1,500 dividends on its Series A preferred shares prior to their redemption.

SUPPLEMENTARY INFORMATION

PORTFOLIO RESOURCES GROUP, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2017

CREDITS:		
Shareholders' Equity		$ 638,368
DEBITS:		
Due From Clearing Broker		1,120
Commissions Receivable - Other		10,519
Prepaid Expenses		83,867
Fixed Assets and Leasehold Improvements		23,506
		119,012
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		519,356
Haircuts on Securities Position:		
Money Market Fund	$ 4,610	
Brokers Guarantee	9,554	
Special Reserves	232	
Foreign Currency	2,012	16,408
NET CAPITAL		502,948
MINIMUM NET CAPITAL REQUIREMENT:		
6 2/3% of Aggregate Indebtedness of $959,050 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 402,948
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		190.68%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts Payable and Accrued Expenses		$ 122,352
Due to Related Party		64,349
Due to Brokers		477,707
Commissions Payable		185,517
Current Income Tax Payable		109,167
		$ 959,092

See Report of Independent Registered Public Accounting Firm

PORTFOLIO RESOURCES GROUP, INC.
OTHER INFORMATION
DECEMBER 31, 2017

II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2017 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in the paragraph (k)(2)(ii).

III – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2017 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at December 31, 2017.

IV – RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

NET CAPITAL PER COMPUTATION	$ 502,948
Adjustments:	
Deferred Tax Liability	10,138
Due From Clearing Broker	1,120
Accounts Payable and Accrued Expenses	100,000
Current Income Tax Payable	109,167
Deferred Rent Liability	56,099
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 779,472

See Report of Independent Registered Public Accounting Firm

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Fort Lauderdale, FL 33324
T 954.475.3199
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www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Portfolio Resources Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Portfolio Resources Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
Fort Lauderdale, Florida
March 14, 2018

PORTFOLIO RESOURCES GROUP, INC.
EXEMPTION REPORT
DECEMBER 31, 2017

Portfolio Resources Group, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240 15c3-3 (k)(2)(ii) throughout the year ended December 31, 2017.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2017 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2017.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Portfolio Resources Group, Inc.

I, Antonio Camejo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: A Camejo

Title: President

Date: March 14, 2018

PORTFOLIO RESOURCES GROUP, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017